UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ____~)*
Asia Tigers Fund
(Name of Issuer)
Closed End Fund
(Title of Class of Securities) 04516T105
(CUSIP Number)
February 3, 2011
OMBAPPROVAL OMB Number: 3235&#1830145 Expires: February 28, 2009
Estimated average burden hours per response lOA
(Date ofEvent Which Requires Filing ofthis Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
D Rule 13d-l(b)
D Rule 13d&#183l(c)
IX! Rule 13d-l(d)
*The remainder ofthis cover page shall be filled ont for a reporting person's initial filing on this form with respect to the subject class ofsecurities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder ofthis cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).
 Persons who respond to the collection of information contained in this form are not required to respondunless the form displays a currently valid OMB control number.

CUSIP No. 9.~?1.()'l:'.1.~? .................

1. 	Names of Reporting Persons. TBP Advisors, Ltd.
I.R.S. Identification Nos. of above persons (entities only). 06-1566345  , ,

2. 	Check the Appropriate Box if a Member of a Group (See Instructions) 00
(b)
3. 	SEC Use Only

4. Citizenship or Place of Organization ... N~.:&#165.Q);k..sta:te..
Number of
5. Sole Voting Power 1.9.~.d}.4
Shares Beneficially by
6. Shared Voting Power
Owned by Each
Reporting 7. Sole Dispositive Power.
Person With:

8. 	Shared Dispositive Power

9.
Aggregate Amount Beneficially Owned by Each Reporting Person.. '1.~.4-.,A~4


10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)


11.
Percent of Class Represented by Amount in Row (9) s.:.~!.%..


12.
Type of Reporting Person (See Instructions)


LA.

INSTRUCTIONS FOR SCHEDULE 13G
Instructions for Cover Page
(1)
Names and I.R.S. Identification Numbers ofReporting Persons-Furnish the full legalname of each person for whom the report is filed-i.e., each person required to sign the schedule itself-including each member of a group. Do not include thename ofa person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requestedto furnish their I.R.S. identification numbers, although disclosure of such numbersis voluntary, not mandatory (see
"SPECIAL INSTRUCTIONS FOR COMPL YINO WITH SCHEDULE 130" below).

(2)
Ifany ofthe shares beneficially owned by a reporting person are held as a member ofa group and that membership is expressly affirmed, please check row 2(a). Ifthe reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence ofa group, please check row 2(b) [unless it is ajoint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)
The third row is for SEC internal use; please leave blank.

(4)
Citizenship or Place of Organization-Furnish citizenship if the named reporting person is a natura~ person. Otherwise, furnish place of organization.

(5)-(9), (II) Aggregate Amount Beneficially Owned By Each Reporting Person, EtC.-Rows (5) through (9) inclusive, and (II) are to be completed in accordance with the provisions ofItem 4 of Schedule 130. All percentages are to be rounded off to the nearest tenth (one place after decimal point).
(10)
Check if the aggregate amount repOlted as beneficially owned in row
(9) does notinclude shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4(17 CFR 240.13d-4] under the Securities Exchange
Act of 1934.

(12)
Type 	ofReporting Person-Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 130) and place the appropriatesymbol on the form:


CategO/y  Symbol
Broker Dealer  BD
Bank  BK
Insurance Company  IC
Investment Company  IV
Investment Adviser  IA
Employee Benefit Plan, Pension Fund,
or Endowment Fund  EP
Parent Holding Company/Control Person  HC
Savings Association  SA
ChmchPlan  CP
Corporation  CO
Partnership  PN
Individual  IN
Other  00
Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.
Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 130 or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use ofa cover page item will result in the item becoming a partofthe_schedlll.e. and accordingly being considered as "filed" for purposes of Section 18 oftheS.e"'llrities Exchange Act or otherwise subject to the liabilities of that section of the Act.
Reporting persons may comply with their cover page filing requirements by filing either completed copies ofthe blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filedhave identical formats to the forms prescribed in the Commission's regulations andmeet existing Securiities Exchange Act rules as to such matters as clarity and size(Secmities Exchange Act Rule 12b-12). SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934
and the rules and regulations thereunder, the Commission is authorized to solicitthe information required to be supplied by this schedule by certain security holdersof certain issuers.
Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary.
The information will be used for the primary purpose of determining and disclosingthe holdings of certain beneficial owners of certain equity securities. This statement will be made a matter ofpublic record. Therefore, any information given will be available for inspection by any member ofthe public.
Because ofthe public nature ofthe information, the Commission can use it for a variety ofpurposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connectionwith litigation involving the Federal securities laws or other civil, criminalor regulatory statutes or provisions. I.R.S. identification numbers,if furnished, will assist the Commission in identifying security holders and,therefore, in promptly processing statements of beneficial ownership of securities.
Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.
GENERAL INSTRUCTIONS
A. 	Statements filed pursuant to Rule 13d-l(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in
Rules 13d-l(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-l(c)
shall be filed within the time specified in Rules 13d-l(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-l(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-l(d) and 13d-2(b).
B. 	Information contained in a form which is required to be filed by rules under section 13(1) (15 U.S.C. 78m(1)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any ofthe items ofthis schedule. If such information is i ncorporated by reference in this schedule, copies ofthe relevant pages ofsnchform shall be filed as an exhibit to this schednle.
C. 	The item numbers and captions ofthe items shall be included but the text ofthe items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage ofthe items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.
Item 1.
(a)
Name of Issuer Asia Tigers Fund

(b)
Address ofIssuer's Principal Executive Offices 345 Park Ave.,
 New York, NY 10154


Item 2.
(a)
Name of Person Filing TBP Advisors, Ltd.

(b)
Address of Principal Business Office or, ifnone,
Residence 287 Bowman Ave., Purchase, NY 10577

(
c) Citizenship U.S.A.

(d)
Title of Class of Securities Closed .End Fund

(e)
CUSIP Number 04516T105


Item 3. Ifthis statement is filed pursuant to &#167&#167240.13d-l(b) or 240.13d-2(b) or(c), check whether the person filing is a:
(a)
0 Broker or dealer registered under section 15 ofthe Act (15 U.S.C. 780).

(b)
0 Bank as defined in section 3 (a)(6) ofthe_Act (15 U.S.C. 78c).

(c)
0 Insurance company as defined in section 3(a)(19) ofthe Act (15 U.S.C. 78c).

(d)
~ Investment company registered under section 8 ofthe Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)
0 An investment adviser in accordance with &#167240.13d-l(b)(I)(ii)(E);

(1)
0 An employee benefit plan or endowment fund in accordance with &#167240.13d-l(b)(I)(ii)(F);

(g)
0 A parent holding company or control perSOll in accordance with &#167 240.13d-l(b)(I)(ii)(G);

(h)
0 A savings associations as defined in Section 3(b) ofthe
Federal Deposit Insurance Act(12 U.S.C. 1813);

(i)
0 A church plan that is excluded from the definition of an investment company under section3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


Group, in accordance with &#167240.13 d-l (b)(1 )(ii)(J).
Gl D
item 4. 	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 194,434
5.47%
(b)Percent of class:
(c) Number of shares as to which the person has:
(i)
Sole power to vote or to direct the vote 194, 434

(ii)
Shared power to vote or to direct the vote ___


(iii) Sole power to dispose or to direct the disposition of___
(iv) Shared power to dispose or to direct the disposition of___
Instruction. For computations regarding securities which represent a right to acquire an underlying security see &#167240.13d-3(d)(l).
Item 5. 	Ownership of Five Percent or Less of a Class
Ifthis statement is being filed to report the fact that as ofthe date hereofthe reporting person has ceased to be the beneficial owner of more than five percent ofthe class of securities, check the following D.
Instruction: Dissolution of a group requires a response to this item.
Item 6. 	Ownership of More than Five Percent on Behalf of Another Person.
Ifany other person is known to have the right to receive or the power to direct the receipt ofdividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing ofthe shareholders of an investment companyregistered under the Investment Company Act of 1940 or the beneficiaries ofemployee benefit plan, pension fund or endowment fund is not required.
Item 7. 	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company
If a parent holding company has filed this schedule, pursuant to
Rule 13d-l(b)(ii)(G), &#183so indicate under Item 3 (g) and attach an exhibit stating the identity and the Item 3 classification ofthe relevant subsidiary.
If a parent holding company has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-l(d), attach an exhibit stating the identification of the relevant subsidiary.
Item 8. 	Identification and Classification of Members ofthe Group
Ifa group has filed this schedule pursuantto &#167240.13d-l(b)(l)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuantto &#167240.13d-l(c) or &#167240.13d-l(d), attachan exhibit stating the identity of each member of the group.
Item 9. 	Notice of Dissolution of Group
Notice of dissolution ofa group may be furnished as an exhibit stating the date ofthe dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
Item 10. Certification
(a) The following certification shall be included ifthe statement is filed pursuant to &#167240.13d-l(b): By signing below I certify that, to the best ofmy knowledge and belief, the securities referred to above were acquired and are held in the ordinary course ofbusiness and were not acquired and are not held for the purpose ofor with the effect ofchanging or influencing the control ofthe issuer ofthe securities and were not acquired and arenotheld in connection with or as a participant in any transaction having that purpose or effect.
(b) The following certification shall be included ifthe statement is filed pursuant to &#167240.13 d-l (c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposeof or with the effect of changing or influencing the control of the issuerof the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my know ledge and belief, I celtify that the information set forth in this statement is true, complete and correct.
/' John H. Plunkett, Sr. Chainnan
Name/Title
The original statement shall be signed by each person on whose behalf the statementis filed or his authorized representative. Ifthe statement is signed on behalfofa person by his authorized representative other than an executive officeror general partner ofthe filing person, evidence of the representative'sauthority to sign on behalf of such person shall be filed witll the statement, provided, however, that a power of attorney for this purpose which is alreadyon file with the Commission may be incorporated by reference. The name andany title of each person who signs the statement shall be typed or printedbeneath his signature.
OTE: Schedules filed in paper format shall include a signed original and five copies ofthe schedule, including all exhibits. See &#167240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)